UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

EQUITY MARKETING, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

294724109

(CUSIP Number)

Kenneth Squire
Crown EMAK Partners, LLC
660 Madison Avenue, 15th Avenue
New York, New York 10021
(212) 207-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 19, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 294724109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Crown EMAK Partners, LLC

2.	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [X]

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,611,581 shares*

	8.	Shared Voting Power 2,611,581 shares*

	9.	Sole Dispositive Power 2,611,581 shares*

	10.	Shared Dispositive Power 2,611,581 shares*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,611,581 shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)

31.4% based on 5,699,453 shares of Common Stock outstanding as of November 12, 2003, as reported by Equity Marketing, Inc. on its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 14, 2003.

14.	Type of Reporting Person (See Instructions) OO

*	See response to Item 5(a).

CUSIP No. 294724109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Peter Ackerman

2.	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [X]

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,611,581 shares*

	8.	Shared Voting Power 2,611,581 shares*

	9.	Sole Dispositive Power 2,611,581 shares*

	10.	Shared Dispositive Power 2,611,581 shares*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,611,581 shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)

31.4% based on 5,699,453 shares of Common Stock outstanding as of November 12, 2003, as reported by Equity Marketing, Inc. on its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 14, 2003.

14.	Type of Reporting Person (See Instructions) IN

*	See response to Item 5(a).

CUSIP No. 294724109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Joanne Leedom-Ackerman

2.	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [X]

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,611,581 shares*

	8.	Shared Voting Power 2,611,581 shares*

	9.	Sole Dispositive Power 2,611,581 shares*

	10.	Shared Dispositive Power 2,611,581 shares*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,611,581 shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)

31.4% based on 5,699,453 shares of Common Stock outstanding as of November 12, 2003, as reported by Equity Marketing, Inc. on its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 14, 2003.

14.	Type of Reporting Person (See Instructions) IN

*	See response to Item 5(a).

CUSIP No. 294724109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Perry A. Lerner

2.	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [X]

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,611,581 shares*

	8.	Shared Voting Power 2,611,581 shares*

	9.	Sole Dispositive Power 2,611,581 shares*

	10.	Shared Dispositive Power 2,611,581 shares*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,611,581 shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)

31.4% based on 5,699,453 shares of Common Stock outstanding as of November 12, 2003, as reported by Equity Marketing, Inc. on its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 14, 2003.

14.	Type of Reporting Person (See Instructions) IN

*	See response to Item 5(a).

CUSIP No. 294724109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Somerville S Trust

2.	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [X]

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,611,581 shares*

	8.	Shared Voting Power 2,611,581 shares*

	9.	Sole Dispositive Power 2,611,581 shares*

	10.	Shared Dispositive Power 2,611,581 shares*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,611,581 shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)

31.4% based on 5,699,453 shares of Common Stock outstanding as of November 12, 2003, as reported by Equity Marketing, Inc. on its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 14, 2003.

14.	Type of Reporting Person (See Instructions) OO

*	See response to Item 5(a).

CUSIP No. 294724109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Santa Monica Pictures, LLC

2.	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [X]

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,611,581 shares*

	8.	Shared Voting Power 2,611,581 shares*

	9.	Sole Dispositive Power 2,611,581 shares*

	10.	Shared Dispositive Power 2,611,581 shares*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,611,581 shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)

31.4% based on 5,699,453 shares of Common Stock outstanding as of November 12, 2003, as reported by Equity Marketing, Inc. on its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 14, 2003.

14.	Type of Reporting Person (See Instructions) OO

*	See response to Item 5(a).

CUSIP No. 294724109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Somerville, LLC

2.	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [X]

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,611,581 shares*

	8.	Shared Voting Power 2,611,581 shares*

	9.	Sole Dispositive Power 2,611,581 shares*

	10.	Shared Dispositive Power 2,611,581 shares*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,611,581 shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)

31.4% based on 5,699,453 shares of Common Stock outstanding as of November 12, 2003, as reported by Equity Marketing, Inc. on its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 14, 2003.

14.	Type of Reporting Person (See Instructions) OO

*	See response to Item 5(a).

CUSIP No. 294724109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Crown EMAK Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [X]

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,611,581 shares*

	8.	Shared Voting Power 2,611,581 shares*

	9.	Sole Dispositive Power 2,611,581 shares*

	10.	Shared Dispositive Power 2,611,581 shares*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,611,581 shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)

31.4% based on 5,699,453 shares of Common Stock outstanding as of November 12, 2003, as reported by Equity Marketing, Inc. on its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 14, 2003.

14.	Type of Reporting Person (See Instructions) OO

*	See response to Item 5(a).

CUSIP No. 294724109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Crown EMAK Investments, LLC

2.	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [X]

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,611,581 shares*

	8.	Shared Voting Power 2,611,581 shares*

	9.	Sole Dispositive Power 2,611,581 shares*

	10.	Shared Dispositive Power 2,611,581 shares*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,611,581 shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)

31.4% based on 5,699,453 shares of Common Stock outstanding as of November 12, 2003, as reported by Equity Marketing, Inc. on its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 14, 2003.

14.	Type of Reporting Person (See Instructions) OO

*	See response to Item 5(a).

     This Amendment No. 2 amends the Statement on Schedule 13D previously filed jointly by Peter Ackerman, an individual, Joanne Leedom-Ackerman, an individual (together with Peter Ackerman, the “Ackermans”), Perry A. Lerner, an individual (“Lerner”), Somerville S Trust, a revocable trust organized in California (the “Trust”), Santa Monica Pictures, LLC, a California limited liability company (“SMP”), Somerville, LLC, a Delaware limited liability company (“Somerville”), and Crown EMAK Partners, LLC, a Delaware limited liability company, formerly known as Crown Acquisition Partners, LLC (“Crown Partners”), as amended by Amendment No. 1 thereto filed jointly by the Ackermans, Lerner, the Trust, SMP, Somerville, Crown Partners, Crown EMAK Holdings, LLC, a Delaware limited liability company (“Crown Holdings”) and Crown EMAK Investments, LLC, a Delaware limited liability company (“Crown Investments”) (such Schedule 13D, as amended by Amendment No. 1 thereto, is referred to herein as the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.

     Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D.

Item 1. Security and Issuer

     Item 1 of the Schedule 13D is hereby amended and supplemented to add the following:

     On March 19, 2004, Crown Partners entered into a Warrant Exchange Agreement (the “Exchange Agreement”) with the Company pursuant to which the Company issued to Crown Partners warrants to purchase an aggregate of 916,666 shares of the Company’s common stock (the “Common Warrants”) in exchange for the cancellation of warrants held by Crown Partners to purchase shares Series B Preferred Stock and Series C Preferred Stock (the “Preferred Warrants”). The Preferred Stock underlying the Preferred Warrants would have been convertible into the same number of shares of the Company’s common stock now underlying the Common Warrants.

     The Preferred Warrants that were cancelled consisted of the following:

1.	Warrants to purchase 5,712 and 6,288 shares of Series B Preferred Stock at an exercise price of $1,000 per share, expiring on March 29, 2005 and June 20, 2005, respectively; and

2.	Warrants to purchase 1,428 and 1,572 shares of Series C Preferred Stock at an exercise price of $1,000 per share, expiring on March 29, 2005 and June 20, 2005, respectively.

     The Common Warrants issued to Crown Partners in exchange for the Preferred Warrants consist of warrants to purchase 750,000 and 166,666 shares of common stock at exercise prices of $16.00 and $18.00 per share, respectively. Of each tranch, 47.6% expire on March 29, 2010, and 52.4% expire on June 20, 2010.

Item 2. Identity and Background

     Item 2 of the Schedule 13D is hereby amended and supplemented to add the following:

     (a) This statement is filed jointly by the Ackermans, Lerner, the Trust, SMP, Somerville, Corwn Partners, Crown Holdings and Crown Investments (collectively, the “Reporting Persons”).

Item 3. Source and Amount of Funds or Other Consideration

     Item 3 of the Schedule 13D is hereby amended and supplemented to add the following:

     The consideration for the Common Warrants acquired by Crown Partners was the cancellation of the Preferred Warrants previously held by Crown Partners, together with the representations, warranties, covenants and other agreements set forth in the Exchange Agreement.

Item 4. Purpose of Transaction

     Item 4 of the Schedule 13D is hereby amended and supplemented to add the following:

     The transactions contemplated by the Exchange Agreement were consummated on March 19, 2004. The primary purpose of the transaction was to exchange the Preferred Warrants that expire in 2005 for the Common Warrants that expire in 2010.

     Pursuant to the Exchange Agreement, until the earlier of March 29, 2010 and the date that Crown Partners no longer beneficially owns at least 10% of the outstanding capital stock of the Company, calculated on a fully-diluted basis, Crown Partners will be subject to a standstill provision that will prevent it from acquiring more than 30% of the fully diluted common equity of the Company without the prior written consent of the Company, subject to certain exceptions.

     Jason Ackerman, a Managing Director of Crown Capital Group, served as a director of the Company until May 22, 2003. Jeffrey S. Deutschman, Crown Partners’ other designee to the Company’s Board of Directors, continues to serve as a director of the Company.

Item 5. Interest in Securities of the Issuer

     Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:

     After consummation of the transactions contemplated by the Exchange Agreement, Crown Partners holds a total of (i) 25,000 shares of Series A Preferred Stock, which are presently convertible into 1,694,915 shares of Common Stock, and (ii) warrants to purchase an aggregate of 916,666 shares of Common Stock. Assuming the exercise of the warrants and the conversion into Common Stock of all shares of Series A Preferred Stock owned by Crown Partners, Crown Partners would own an aggregate of 2,611,581 shares of Common Stock, would constitute approximately 31.4% of the total shares of Common Stock outstanding as of November 12, 2003.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Item 6 of the Schedule 13D is hereby amended and supplemented to add the following:

     Pursuant to the Exchange Agreement, the Company issued the Common Warrants to Crown Partners in exchange for the cancellation of the Preferred Warrants held by Crown Partners as described in Item 1 above. The Exchange Agreement also amends the Purchase Agreement to extend the standstill period applicable to Crown Partners referred to in Item 2 above from March 29, 2005 to March 29, 2010. In addition, the Exchange Agreement amends the Registration Rights Agreement to include the shares of Common Stock issuable upon exercise of the Common Warrants within the definition of registrable securities.

Item 7. Material to Be Filed as Exhibits

Exhibit 1.	Joint Filing Agreement, dated as of April 19, 2002. (Incorporated by reference to Schedule 13D/A filed by the Reporting Persons on April 19, 2002).

Exhibit 2.	Warrant Exchange Agreement, dated as of March 19, 2004, by and between Crown EMAK Partners, LLC, a Delaware limited liability company, and Equity Marketing, Inc., a Delaware corporation.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2004	/s/ Peter Ackerman PETER ACKERMAN
Dated: March 19, 2004	/s/ Joanne Leedom-Ackerman JOANNE LEEDOM-ACKERMAN
Dated: March 19, 2004	/s/ Perry A. Lerner PERRY A. LERNER

Dated: March 19, 2004	SOMERVILLE S TRUST
/s/ Perry A. Lerner Perry A. Lerner, Trustee

Dated: March 19, 2004	SANTA MONICA PICTURES, LLC
/s/ Perry A. Lerner Perry A. Lerner, Authorized Signatory

Dated: March 19, 2004	SOMERVILLE, LLC
/s/ Perry A. Lerner Perry A. Lerner, Authorized Signatory

Dated: March 19, 2004	CROWN EMAK HOLDINGS, LLC
/s/ Jeffrey S. Deutschman Jeffrey S. Deutschman, Authorized Signatory

Dated: March 19, 2004	CROWN EMAK INVESTMENTS, LLC
/s/ Jeffrey S. Deutschman Jeffrey S. Deutschman, Authorized Signatory

Dated: March 19, 2004	CROWN EMAK PARTNERS, LLC
/s/ Jeffrey S. Deutschman Jeffrey S. Deutschman, Authorized Signatory